SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 13D

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UNDER THE SECURITIES EXCHANGE ACT OF 1934

Atlatsa Resources Corporation
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

049477102
(CUSIP Number)

Harold Motaung
1500-1040 West Georgia Street
Vancouver, British Columbia, Canada
V6E 4H1
27-11-883-0836
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 29, 2014
(Date of Event which Requires Filing of this Statement)

____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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(1)		Name of Reporting Person Atlatsa Holdings Proprietary Limited (as beneficiary of the Pelawan Trust)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Source of Funds (See Instructions) OO (See item 3)
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).	☐
(6)		Citizenship or Place of Organization British Columbia
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 342,896,438
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 342,896,438
	(10)	Shared Dispositive Power 0
(11)		Aggregate Amount Beneficially Owned by Each Reporting Person 342,896,438
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)		Percent of Class Represented by Amount in Row (11) 79.9%
(14)		Type of Reporting Person (See Instructions) CO

CUSIP No. 049477102	13D	Page of 3 of 6 Pages

This Schedule 13D is being filed on behalf of Atlatsa Holdings Proprietary Limited ("Atlatsa Holdings") relating to the common shares, without par value (the "Common Shares") of Atlatsa Resources Corporation, a corporation existing under the laws of British Columbia ("Atlatsa").

Item 1.                Security and Issuer

This Schedule 13D relates to the Common Shares of Atlatsa. The address of the principal executive office of Atlatsa is 1500-1040 West Georgia Street, Vancouver, British Columbia, Canada V6E 4H1.

Item 2.                Identity and Background

Atlatsa Holdings is a corporation organized under the laws of British Columbia and its business address is 1500-1040 West Georgia Street, Vancouver, British Columbia, Canada.

            Atlatsa Holdings has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            Atlatsa Holdings has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.                Source and Amount of Funds or Other Consideration

The Atlatsa Holdings, through its wholly-owned subsidiary Pelawan Finance SPV Proprietary Limited ("Pelawan SPV"), previously subscribed on July 1, 2009 for a convertible instrument (a “Convertible Security”) that ultimately, upon such conversion, would provide Pelawan SPV with the ability to acquire, subject to certain conditions, an aggregate of 111,600,000 Common Shares (the “Pelawan Shares”). Concurrently with this transaction, Rustenburg Platinum Mines Limited (“RPM”), a wholly-owned subsidiary of Anglo American Platinum Limited (“Anglo Platinum”) acquired Convertible Securities with similar rights to acquire, subject to certain conditions, an aggregate of 115,800,000 Common Shares (representing approximately 26.97% of the issued ordinary shares of Atlatsa) (the “RPM Shares”). The RPM Shares were issuable to Pelawan SPV and then to be transferred to RPM pursuant to the terms and conditions of the Convertible Securities and related contractual arrangements.  Pelawan SPV directed Atlatsa to issue the RPM Shares directly to RPM.

On March 27, 2013, Pelawan SPV and RPM entered into a framework agreement (the “Framework Agreement”) with, among others, Atlatsa, Plateau Resources Proprietary Limited and Atlatsa Holdings pursuant to which RPM has agreed to convert its previously acquired Convertible Securities in order to acquire the RPM Shares, which will automatically trigger the conversion of Pelawan SPV’s Convertible Securities, and the acquisition of the Pelawan Shares by Pelawan SPV.

Following the conversion of the Convertible Securities, pursuant to the Framework Agreement, Pelawan SPV has transferred the Pelawan Shares, equal to

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approximately 26.0% of the outstanding common shares in Atlatsa on a fully-diluted basis, to the Pelawan Trust to be held in trust for Atlatsa Holdings.  In addition, Pelawan SPV will transfer a further 56,691,303 Common Shares (the “Additional Pelawan Shares") to the Pelawan Trust to be held in trust for Atlatsa Holdings.  Atlatsa Holdings previously had beneficial ownership and control over the Additional Pelawan Shares as Pelawan SPV is a wholly-owned subsidiary of Atlatsa Holdings.

Following the conversion of each of the Convertible Securities, pursuant to the Framework Agreement, RPM sold the RPM Shares, equal to approximately 26.97% of the outstanding common shares in Atlatsa on a fully-diluted basis, to the Pelawan Trust to be held in trust for Atlatsa Holdings.  Following the acquisition by Atlatsa Holdings of the Pelawan Shares and the RPM Shares pursuant to the Framework Agreement and acquisition of the Additional Pelawan Shares, Atlatsa Holdings holds, directly or indirectly, 342,896,438 common shares in Atlatsa, which will be equal to 79.9% of the outstanding Common Shares on a fully-diluted basis.

The Pelawan Shares and the RPM Shares were acquired by Pelawan SPV and RPM, respectively, pursuant to conversion rights existing under Convertible Securities previously acquired by the parties in July 2009 for no additional consideration.  The RPM Shares were transferred to Atlatsa Holdings for aggregate consideration of R463.2 million (approximately Cdn$47,272,300 ), paid by way of a vendor financed loan from RPM.  The Pelawan Shares and the Additional Pelawan Shares were transferred to the Pelawan Trust to be held in trust for Atlatsa Holdings for no consideration.

Item 4.                Purpose of Transaction

The Common Shares acquired by the Acquirer in the RPM Transaction and the Pelawan Transaction were for investment purposes only. Atlatsa Holdings has no current intention of acquiring any further securities of Atlatsa, although it retains the right to change its intent to acquire further securities of Atlatsa and/or to sell or otherwise dispose of all or part of its Common Shares.

Item 5.                Interest in Securities of the Issuer

(a)         As of the date hereof, Atlatsa Holdings beneficially owns the aggregate number and percentage of the outstanding Common Shares set forth below:

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Reporting Person	Aggregate Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares

Atlatsa Holdings Proprietary Limited	342,896,438	79.9%

The percentage of outstanding Common Shares in the table above is based on 429,288,473 Common Shares outstanding as of January 29, 2014 (on a fully diluted basis).

(b)         Atlatsa Holdings, through the Pelawan Trust, has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 342,896,438 Common Shares.

(c)         Not applicable.

(d)         Not applicable.

(e)         Not applicable.

Item 6.                Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Atlatsa Holdings does not have any contract, arrangement, understanding or relationship with respect to securities of Atlatsa, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, Atlatsa Holdings has not pledged securities of Atlatsa nor are the securities of Atlatsa held by Atlatsa Holdings subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2014

By:	/s/ Tumelo Motsisi

Name:	Tumelo Motsisi
Title:	Executive Chairman and Director